Filed pursuant to General Instruction II.L.
of Form F-10; File No. 333-158580
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated May 5, 2009 to which it relates, as amended or supplemented (the “Prospectus”), and each document incorporated by reference into the Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference into the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference into the Prospectus may be obtained on request without charge from the secretary of Pengrowth Corporation (the “Corporation”) at 2100, 222 – 3rd Avenue S.W., Calgary, Alberta T2P 0B4 telephone: (800) 223-4122, and are also available electronically at www.sedar.com.

Prospectus Supplement to the Short Form Base Shelf Prospectus Dated May 5, 2009

New Issue	July 10, 2009

PENGROWTH ENERGY TRUST
Up to 25,000,000 Trust Units

We are hereby qualifying for distribution (the “Offering”) up to 25,000,000 of our trust units (the “Trust Units”).

Investing in the Trust Units of Pengrowth Energy Trust (the “Trust”) involves risks. See “Risk Factors”, which begins on page 10 of the Prospectus.

Effective July 1, 2009 we elected to amend our United States tax entity classification to be reclassified as a corporation for United States federal income tax purposes. See “Recent Developments — Election to be Treated as a Corporation for United States Federal Income Tax Purposes” and “Certain United States Federal Income Tax Considerations.”

We, the Corporation as our administrator, and Pengrowth Management Limited as our former manager, have entered into an equity distribution agreement dated December 14, 2007 and amended on July 10, 2009 (as amended, the “Equity Distribution Agreement”) with SG Americas Securities, LLC (“SGAS”) and FirstEnergy Capital Corp. (“FCC”, and together with SGAS, the “Underwriters”) relating to the Trust Units offered by this Prospectus Supplement and the accompanying Prospectus. In accordance with the terms of the Equity Distribution Agreement, and except as noted below, we may distribute up to 25,000,000 Trust Units from time to time through the Underwriters as our agents for the distribution of the Trust Units. See “Plan of Distribution”.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these Trust Units nor passed upon the accuracy or adequacy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offence.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely by the fact that we are formed under the laws of the Province of Alberta, Canada, most of the directors of the Corporation, all of the officers of the Corporation and most of the experts named in this Prospectus Supplement and the Prospectus are residents of Canada, and a substantial portion of our assets and all or a significant portion of the assets of those persons are located outside the United States. See “Enforceability of Civil Liabilities”.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. Our financial statements incorporated by reference into the Prospectus have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to financial statements of United States companies or trusts. Information regarding the impact upon our financial statements of significant differences between Canadian and United States generally accepted accounting principles (“U.S. GAAP”) is contained in the notes to our annual consolidated financial statements, which are incorporated by reference into the Prospectus.

Our outstanding Trust Units are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “PGF.UN” and the New York Stock Exchange (“NYSE”) under the symbol “PGH”. On July 9, 2009, the closing price of the Trust Units on the TSX was Cdn.$8.25 per Trust Unit and the closing price of the Trust Units on the NYSE was U.S.$6.99 per Trust Unit. The TSX has conditionally approved the listing of the Trust Units qualified by this Prospectus Supplement. Listing is subject to our fulfilling all of the requirements of the TSX on or before June 4, 2011. In addition, application has been made to list the Trust Units offered by this Prospectus Supplement and the accompanying Prospectus on the NYSE.

Sales of Trust Units, if any, under this Prospectus Supplement and the accompanying Prospectus may be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions (“NI 44-102”), including sales made directly on the TSX, NYSE or other existing trading markets for the Trust Units in the United States. The Trust Units will be distributed at market prices prevailing at the time of the sale of such Trust Units. As a result, prices may vary as between purchasers and during the period of distribution. See “Plan of Distribution”.

We will pay the Underwriters compensation for their services in acting as agents in the sale of Trust Units pursuant to the terms of the Equity Distribution Agreement. We will pay FCC compensation equal to 3% of the gross proceeds from the sales made on the TSX and will pay SGAS compensation equal to 2.5% of the gross proceeds from the sales made in the United States, including on the NYSE. We estimate that

(cover page continued)

the total expenses that we will incur for the Offering, excluding compensation payable to the Underwriters under the terms of the Equity Distribution Agreement, will be approximately U.S.$602,000 (approximately Cdn.$700,000. We have agreed to provide indemnification and contribution to the Underwriters against certain liabilities, including liabilities under applicable securities legislation in Canada and the United States Securities Act of 1933, as amended. See “Plan of Distribution”.

No underwriter or dealer involved in the distribution pursuant to the terms of the Equity Distribution Agreement, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Trust Units in connection with the distribution pursuant to the Equity Distribution Agreement or effect any other transactions that are intended to stabilize or maintain the market price of the Trust Units in connection with such distribution. See “Plan of Distribution”.

Further particulars concerning the attributes of the Trust Units are set out under “Description of Trust Units” in the Prospectus, which provides for the issuance from time to time of up to $1,000,000,000 of Trust Units, subscription receipts, warrants, rights and/or options over a 25-month period. We currently pay distributions on the 15th day of each month to holders of Trust Units (the “Unitholders”) of record on the 10th business day preceding the payment.

If you are a United States holder of Trust Units, you should be aware that the purchase, holding or disposition of the Trust Units may subject you to tax consequences both in the United States and Canada. You should read the tax discussion contained in this Prospectus Supplement and in the documents incorporated by reference into the Prospectus and obtain independent tax advice as necessary.

The return on your investment in Trust Units is not comparable to the return on an investment in a fixed-income security. The recovery of your initial investment is at risk, and the anticipated return on your investment is based on many performance assumptions. Although we intend to make distributions of a portion of our available cash, these cash distributions may be reduced or suspended. Cash distributions are not guaranteed. Our ability to make cash distributions and the actual amount distributed will depend on numerous factors including, among other things: our financial performance, debt obligations, restrictive debt covenants, commodity prices, currency exchange rates, production levels, working capital requirements, future capital requirements, income tax laws applicable to the Trust and other factors beyond our control, all of which are susceptible to a number of risks. In addition, the market value of the Trust Units may decline as a result of many factors, including our inability to meet our cash distribution targets in the future and the possibility that the SIFT Legislation (as defined below) could apply to the Trust and its Unitholders earlier than 2011, and that decline may be significant. It is important for you to consider the particular risk factors that may affect the industry in which we operate, and therefore the stability of the distributions you would receive. See “Risk Factors” in the Prospectus. This section also describes our assessment of those risk factors, as well as potential consequences to you if a risk should occur.

The after-tax return to Unitholders, for Canadian income and withholding tax purposes, from an investment in Trust Units can be made up of both a return on, and a return of, capital. That composition may change over time, thus affecting your after-tax return. At this time, we anticipate that 100% of our 2009 distributions will be a return on capital.

Subject to certain amendments to the Income Tax Act (Canada) (the “Tax Act”) announced on October 31, 2006 (the “SIFT Legislation”), returns on capital are generally taxed as ordinary income in the hands of a Unitholder who is a resident of Canada for purposes of the Tax Act and are subject to Canadian withholding tax in the hands of a Unitholder who is not a resident of Canada at the rate of 25%, unless such rate is reduced under the provisions of a tax convention between Canada and the jurisdiction of residence of the Unitholder. Pursuant to the SIFT Legislation, provided that the SIFT Legislation does not apply to the Trust and its Unitholders earlier, commencing in 2011 certain of our distributions which would otherwise have been taxed, or subject to Canadian withholding tax, as ordinary income to Unitholders will be characterized and taxed as dividends to such Unitholders in addition to being subject to tax at corporate rates at the trust level and, in the case of a Unitholder who is not a resident of Canada, such deemed dividends will be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax convention between Canada and the jurisdiction of residence of the Unitholder. Pursuant to the Canada-United States Tax Convention, 1980 (the “Treaty”) distributions paid to United States residents that are entitled to the benefit of the Treaty are subject to a reduced Canadian withholding tax rate of 15% to the extent that such amounts represent a distribution of our income rather than the 25% rate that would otherwise apply.

Returns of capital are, and will be under the SIFT Legislation, generally tax-deferred for Unitholders who are resident in Canada for purposes of the Tax Act (and reduce such Unitholder’s adjusted cost base in the Trust Units for purposes of the Tax Act). Returns of capital to a Unitholder who is not a resident of Canada for purposes of the Tax Act or is a partnership that is not a “Canadian partnership” for purposes of the Tax Act are, and will be under the SIFT Legislation, subject to a 15% Canadian withholding tax.

Prospective Unitholders should consult their own tax advisors with respect to the Canadian income tax considerations in their own circumstances, including the application of Canadian withholding tax, the effect of the SIFT Legislation and the impact of any changes in tax laws on a prospective investment in Trust Units. Prospective Unitholders resident in the United States should consult their individual tax advisors with respect to the United States tax consequences in their own circumstances, including regarding the impact of our recent election to be treated as a corporation for United States federal income tax purposes, the potential application to them of the Treaty, our potential status as a “passive foreign investment company” and changes to applicable tax laws. See also “Recent Developments” in this Prospectus Supplement and “Risk Factors” in the Prospectus and in the AIF.

The Trust Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, we are not a trust company and, accordingly, are not registered under any trust and loan company legislation as we do not carry on, or intend to carry on, the business of a trust company.

Our principal head office and registered office are each located at 2100, 222 – 3rd Avenue S.W., Calgary, Alberta T2P 0B4.

ii

IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Trust Units we are offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference into the Prospectus. The second part, the Prospectus, gives more general information.

You should rely only on the information contained in this Prospectus Supplement, in the Prospectus and in the documents incorporated by reference into the Prospectus and, if you reside in the United States, on the other information included in the registration statement of which this Prospectus Supplement and the Prospectus form a part. We have not, and the Underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this Prospectus Supplement and the Prospectus, as well as information we previously filed with the securities regulatory authority in each of the provinces of Canada and with the SEC that is incorporated by reference into the Prospectus, is accurate only as of its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates.

We are not, and the Underwriters are not, making an offer to sell these Trust Units in any jurisdiction where the offer or sale is not permitted.

All dollar amounts in this Prospectus Supplement and the Prospectus are expressed in Canadian dollars, except where otherwise indicated. References to “$” or “Cdn.$” are to Canadian dollars and references to “U.S.$” are to United States dollars.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into the Prospectus from documents filed with securities commissions or similar authorities in Canada and with the SEC in the United States. Copies of the documents incorporated by reference may be obtained on request without charge from the secretary of the Corporation at 2100, 222 – 3rd Avenue S.W., Calgary, Alberta T2P 0B4 (telephone: (800) 223-4122) and are also available electronically at www.sedar.com.

The following documents filed with securities commissions or similar authorities in each of the provinces of Canada and the SEC are incorporated by reference into the Prospectus:

(a)	the annual information form dated March 24, 2009 for the year ended December 31, 2008 (“AIF”);

(b)	the management information circular dated May 5, 2009 for the annual and special meeting of Unitholders held on June 9, 2009;

(c)	the audited comparative consolidated annual financial statements as at and for the years ended December 31, 2008 and 2007, together with the notes thereto and the report of the auditors thereon, including the auditors’ report on internal control over financial reporting;

(d)	management’s discussion and analysis for the year ended December 31, 2008, which includes management’s annual report on internal control over financial reporting;

(e)	the comparative consolidated interim financial statements as at and for the three months ended March 31, 2009, together with the notes thereto;

(f)	management’s discussion and analysis for the three months ended March 31, 2009;

(g)	the material change report dated June 30, 2009 in respect of our election to amend our United States tax entity classification to be treated as a corporation for United States federal income tax purposes; and

(h)	the disclosure of the Trust’s oil and gas producing activities prepared in accordance with SFAS No. 69 — “Disclosure about Oil and Gas Producing Activities”, which was filed on SEDAR under the category “Other” on March 24, 2009.

Any statement contained in this Prospectus Supplement, the Prospectus or in a document (or part thereof) incorporated or deemed to be incorporated by reference into the Prospectus shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into the Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be incorporated by reference into the Prospectus or to constitute a part of this Prospectus Supplement.

You should rely only on the information contained in, or incorporated by reference into, this Prospectus Supplement and the Prospectus and on the other information included in the registration statement of which this Prospectus Supplement and the Prospectus form a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these Trust Units in any jurisdiction where the offer is not permitted by law.

FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Prospectus, and certain documents incorporated by reference into the Prospectus, contain forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this Prospectus Supplement, the Prospectus and certain documents incorporated by reference into the Prospectus include, but are not limited to, benefits and synergies resulting from our corporate and asset acquisitions, business strategy and strengths, goals, focus and the effects thereof, acquisition criteria, capital expenditures, reserves, reserve life indices, estimated production, production additions from our 2009 development program, remaining producing reserves lives, operating expenses, royalty rates, net present values of future net revenue from reserves, commodity prices and costs, exchange rates, the impact of contracts for commodities, development plans and programs, tax horizon, future income taxes, the portion of future distributions anticipated to be taxable, the impact of proposed changes to Canadian tax legislation or U.S. tax legislation, abandonment and reclamation costs, government royalty rates, expiring acreage and the impact on our Unitholders of our election to be treated as a corporation for United States federal income tax purposes including the withholding tax rate experienced by our Unitholders and the impact thereon of our election. Statements relating to reserves are forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning anticipated financial performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by us, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, our ability to add production and reserves through our acquisition, development and exploration activities and the impact on our Unitholders of our election to be treated as a corporation for United States federal income tax purposes. Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; our ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; the failure to qualify as a mutual fund trust; our ability to pay distributions to our Unitholders; and our ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Risk Factors” in the Prospectus, under the heading “Risk Factors” in our AIF, under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2008, and in our most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Trust, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this Prospectus Supplement and in the Prospectus are made as of the date of this document and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this Prospectus Supplement and in the Prospectus, including the documents incorporated by reference into the Prospectus, are expressly qualified by this cautionary statement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the Trust Units, of which this Prospectus Supplement and the Prospectus form a part. This Prospectus Supplement and the Prospectus do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information about the Trust and the Trust Units, please refer to the registration statement.

We file annual and quarterly financial information, material change reports and other material with the SEC and with the securities commission or similar regulatory authority in each of the provinces of Canada. Under the multi-jurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and copy any document that we have filed with the SEC from the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. You may read and download some of the documents we have filed with the SEC at www.sec.gov. You may read and download any public document that we have filed with the securities commissions or similar authorities in each of the provinces of Canada at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

The Trust is a trust formed under, and governed by, the laws of the Province of Alberta. Most of the directors and officers of the Corporation, and most of the experts named in this Prospectus Supplement and in the Prospectus, including the documents incorporated by reference into the Prospectus, are residents of Canada or otherwise reside outside the United States, and all, or a substantial portion of, their assets and our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for Unitholders who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Unitholders who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of the directors and officers of the Corporation and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Bennett Jones LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Bennett Jones LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

NON-GAAP MEASUREMENTS

The documents incorporated by reference into the Prospectus refer to certain financial measures that are not determined in accordance with Canadian GAAP or U.S. GAAP, including the non-GAAP financial measure “operating netbacks”. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations, but we believe these measures are useful in providing relative performance and measuring change. We will reference non-GAAP financial metrics such as “total debt”, “earnings before interest, taxes, depletion, depreciation, amortization, accretion and other non-cash items or EBITDA”, and “total capitalization” when discussing capital management objectives and debt covenants.

PRESENTATION OF FINANCIAL AND OIL AND GAS RESERVES
AND PRODUCTION INFORMATION

Unless indicated otherwise, financial information in this Prospectus Supplement and in the Prospectus, including the documents incorporated by reference into the Prospectus, has been prepared in accordance with Canadian GAAP. Canadian GAAP differs in some significant respects from U.S. GAAP and thus our financial statements may not be comparable to the financial statements of U.S. companies. The principal differences as they apply to us are summarized in note 24 to our audited comparative consolidated annual financial statements as at and for the years ended December 31, 2008 and 2007, which are incorporated by reference into the Prospectus.

Under rules currently in effect, the SEC generally permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and interests of others which are those reserves that a company has demonstrated by actual production or conclusive formation tests to be economically producible under existing economic and operating conditions. The securities regulatory authorities in Canada have adopted National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves but also probable reserves, possible reserves and contingent resources, and to disclose reserves and production on a gross basis before deducting royalties. Probable reserves, possible reserves and contingent resources are of a higher risk and are less likely to be accurately estimated or recovered than proved reserves. Because we are permitted to disclose reserves in accordance with Canadian disclosure requirements, we have disclosed in the documents incorporated by reference into the Prospectus reserves designated as “probable reserves”, “possible reserves” and “contingent resources”. If required to be prepared in accordance with U.S. disclosure requirements currently in effect, the SEC’s guidelines would prohibit reserves in these categories from being included. Moreover, as permitted by NI 51-101, we have determined and disclosed the net present value of future net revenue from our reserves using forecast prices and costs. The SEC does not permit the disclosure of the net present value of future net revenue from reserves based on forecast prices and costs and generally requires that prices and costs be held constant at levels in effect, under rules currently in effect, at the date of the reserve report. Additional information prepared in accordance with United States Statement of Financial Accounting Standards No. 69 “Disclosures About Oil and Gas Producing Activities” relating to our oil and gas reserves is set forth in the disclosure of the Trust’s oil and gas producing activities prepared in accordance with SFAS No. 69 — “Disclosure about Oil and Gas Producing Activities”, which is incorporated into the Prospectus by reference. The SEC has adopted revisions to its oil and gas reporting rules that, effective as of January 1, 2010, among other things will modify the standards to establish proved reserves and permit disclosure of probable and possible reserves under certain circumstances. However, it is likely that significant differences will remain between the reserve categories and reserve reporting generally under Canadian and U.S. securities laws and rules. Unless otherwise stated, all of the reserves information contained in the documents incorporated by reference into the Prospectus has been calculated and reported in accordance with NI 51-101.

EXCHANGE RATES

The financial statements incorporated by reference into the Prospectus, and listed in this Prospectus Supplement, are in Canadian dollars, unless otherwise indicated. The following table sets forth, for each period indicated, the high and low exchange rates, the average of such exchange rates during such period, and the exchange rate at the end of such period, based on the daily noon rate of exchange as reported by the Bank of Canada. These rates are set forth as United States dollars per Cdn.$1.00. On July 9, 2009, the noon exchange rate was Cdn.$1.00 equals U.S.$0.8604.

	Three Months Ended		Year Ended
	March 31		December 31
	(U.S.$)		(U.S.$)
	2009	2008	2008	2007

High	0.8458	1.0289	1.0289	1.0905
Low	0.7692	0.9686	0.7711	0.8437
Average	0.8028	0.9958	0.9381	0.9304
Close of Period	0.7935	0.9729	0.8166	1.0120

RISK FACTORS

An investment in the Trust Units is subject to a number of risks. In addition to the other information contained herein, in the Prospectus and in the documents incorporated by reference into the Prospectus, you should carefully consider the risk factors set forth under the heading “Risk Factors”, which begins on page 10 of the Prospectus.

Notwithstanding the foregoing, risk factors listed in the Prospectus under the heading “ — Unitholders who are United States persons face certain income tax risks” are no longer applicable to Unitholders that are United States persons (“United States Unitholders”) as a result of our election to be treated as a corporation for United States federal income tax purposes. The following describes certain United States federal income tax risks United States Unitholders may face:

•	A non-United States entity treated as a corporation for United States federal income tax purposes will be a passive foreign investment company or “PFIC” if it generates primarily passive income or the greater part of its assets generate, or are held for the production of, passive income. We currently believe that we are not a PFIC although no assurance can be given that we will not be a PFIC in 2009 or thereafter. If we were classified as a PFIC, for any year during which a United States Unitholder owns Trust Units, such United States Unitholder would generally be subject to special adverse rules including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends. Certain elections may be available to a United States Unitholders if we were classified as a PFIC to alleviate these adverse tax consequences.

•	Qualified dividend income received from the Trust before January 1, 2011 will be subject to a maximum rate of United States federal income tax of 15% to a United States Holder that is not a corporation, including an individual. This preferred rate may not be extended beyond December 31, 2010.

RECENT DEVELOPMENTS

Election to be Treated as a Corporation for United States Federal Income Tax Purposes

Effective July 1, 2009, we elected to change our classification for United States federal tax purposes and to be reclassified as an associations taxable as a corporation for such purposes.

Prior to July 1, 2009, for United States federal tax purposes, we were classified as a partnership. We determined, however, that the benefits of continuing such classification, and the costs of changing our classification (both to us and to Unitholders), were outweighed by, among other things, the negative effects of an impending increase in the Canadian withholding tax rate, under the fifth protocol to the Treaty effective January 1, 2010, on distributions from an entity treated as a partnership to United States residents. As a result, because the Canadian withholding tax rate is not scheduled to increase for distributions from an entity treated as a corporation for United States federal tax purposes and for certain other reasons, we believe that the election for us to be treated as a corporation for United States federal income tax purposes is in the best interest of all of the Unitholders.

As a result of our election to be treated as a corporation for United States federal income tax purposes , our items of income, gain, loss and deduction will no longer be passed through to our Unitholders who are United States residents and such Unitholders will not directly be subject to United States federal income tax on their shares of our income. Rather, such Unitholders will be subject to United States federal income tax on distributions received from us and dispositions of units as described below under “Certain United States Federal Income Tax Considerations”.

The United States federal income taxation of distributions received by a United States resident from us generally will be governed by the rules applicable to the taxation of corporate dividends, and the amount of such distributions treated as taxable income generally is expected to exceed the amount of taxable income such Unitholder would have recognized if we had remained treated as a partnership for United States federal income tax purposes. Nonetheless, as a mitigating factor, under present law and until December 31, 2010, the maximum statutory rate of taxation applicable to qualified dividend income may be lower that the rate of taxation applicable to a partnership share of operating earnings.

For a more complete description of our election to be treated as a corporation for United States federal income tax purposes, please see our material change report dated June 30, 2009, which is incorporated into the Prospectus by reference. See also “Certain United States Federal Income Tax Considerations” in this Prospectus Supplement.

Amendments to the Trust Indenture and the Unanimous Shareholder Agreement

At our most recent annual and special meeting of Unitholders, held on June 9, 2009, Unitholders approved an extraordinary resolution authorizing certain amendments to our amended and restated trust indenture and to the Corporation’s unanimous shareholder agreement. The purposes of such amendments are to increase the grant of responsibility and authority to the Corporation to administer the business, affairs and operations of the Trust and to amend the right of Pengrowth Management Limited to nominate members of the board of directors of the Corporation. The amendments reflect that Pengrowth Management Limited ceased to be the manager of the Trust upon the expiry of the management agreement on June 30, 2009. For a more complete description of these amendments, please see “Matters to be Acted Upon at the Meeting — Matter #5 — Amendments to the Trust Indenture and the USA” in our management information circular dated May 5, 2009 for the annual and special meeting of Unitholders held on June 9, 2009.

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds to us of any given distribution of Trust Units through the Underwriters in an “at-the-market distribution” will be the gross proceeds from the distribution less the applicable compensation payable to the Underwriters under the Equity Distribution Agreement and the expenses of the distribution.

PLAN OF DISTRIBUTION

Sales of Trust Units will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, NYSE or other existing trading markets for the Trust Units in the United States. Subject to the terms and conditions of the Equity Distribution Agreement and upon instructions from us, an Underwriter or agent thereof will use its commercially reasonable efforts to sell the Trust Units directly on the NYSE or another existing trading market for the Trust Units in the United States and/or on the TSX. We will instruct the Underwriters as to the number of Trust Units to be sold by the Underwriters. Pursuant to the Decision Document (as defined below under the heading “Statutory Exemptions”), the number of Trust Units sold on the TSX pursuant to the Equity Distribution Agreement on any trading day will not exceed 25% of the trading volume of the Trust Units on the TSX on that day. We, or the Underwriters, may suspend the offering of Trust Units upon proper notice and subject to other conditions.

We will file on SEDAR a report disclosing the number and average price of Trust Units distributed on the TSX and in the United States by us pursuant to this Prospectus Supplement as well as the gross proceeds, commission and net proceeds realized thereon within seven calendar days after the end of each month in which sales are made on the TSX with respect to sales during the prior month. We will also disclose the number and average price of Trust Units sold, as well as the gross proceeds, commission and net proceeds from sales hereunder in our annual and interim financial statements and management’s discussion and analysis.

We will pay the Underwriters compensation for their services in acting as agents in the sale of Trust Units pursuant to the terms of the Equity Distribution Agreement. We will pay FCC compensation equal to 3.0% of the gross proceeds from the sales made on the TSX and will pay SGAS compensation equal to 2.5% of the gross proceeds from the sales made in the United States, including on the NYSE. We estimate that the total expenses that we will incur for the Offering, excluding compensation payable to the Underwriters under the terms of the Equity Distribution Agreement, will be approximately U.S.$602,000 (approximately Cdn.$700,000).

Settlement for sales of Trust Units will occur on the third trading day following the date on which any sales are made, or on such other date as is industry practice for regular-way trading, in return for payment of the net proceeds to us.

In connection with the sale of the Trust Units on our behalf, SGAS may be deemed to be an “underwriter” within the meaning of the United States Securities Act of 1933, as amended, and FCC may be an underwriter as defined in applicable securities legislation in Canada, and the compensation paid to the Underwriters will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the Underwriters against certain civil liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable securities legislation in Canada.

The Offering will terminate upon the earlier of (i) the sale of all Trust Units subject to the agreement by the Underwriters and (ii) termination of the agreement. We may terminate the Equity Distribution Agreement in our sole discretion at any time by giving notice to the Underwriters. Each of the Underwriters may terminate the Equity Distribution Agreement under the circumstances specified in the agreement and in its sole discretion at any time by giving notice to us.

No underwriter or dealer involved in the distribution pursuant to the terms of the Equity Distribution Agreement, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Trust Units in connection with the distribution pursuant to the Equity Distribution Agreement or effect any other transactions that are intended to stabilize or maintain the market price of the Trust Units in connection with such distribution.

The TSX has conditionally approved the listing of the Trust Units qualified by this Prospectus Supplement. Listing is subject to us fulfilling all of the requirements of the TSX on or before June 4, 2011. In addition, application has been made to list the Trust Units offered by this Prospectus Supplement and the accompanying Prospectus on the NYSE.

PRIOR SALES

A summary setting forth the prior sales of Trust Units and securities convertible into Trust Units between January 1, 2008 and March 31, 2009 is set forth in the Prospectus under the heading “Prior Sales”.

The following is a description of prior sales of Trust Units and securities convertible into Trust Units which have occurred in the three month period ended June 30, 2009:

•	We issued 4,431 Trust Units with an aggregate value of approximately $0.1 million upon the redemption of deferred entitlement units (“DEUs”) granted under our deferred entitlement unit plan (the “DEU Plan”).

•	We issued 142,794 Trust Units upon the exercise of rights (the “Rights”) granted under our trust unit rights incentive plan (the “Rights Plan”) for aggregate consideration of approximately $0.9 million (representing the exercise price of such Rights).

•	We issued 756,807 Trust Units pursuant to our distribution reinvestment plan for aggregate consideration of approximately $6.0 million.

•	We granted 186,771 Rights to acquire an equal number of Trust Units pursuant to the Rights Plan with a weighted average exercise price of $9.19 per Trust Unit.

•	We granted 145,467 DEUs exercisable into an equal number of Trust Units pursuant to the DEU Plan and pursuant to the reinvestment of notional distributions earned on DEUs with a deemed value of $10.91 per Trust Unit.

PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS

Our Trust Units are listed on the TSX and the NYSE under the trading symbols “PGF.UN” and “PGH”, respectively. Our 6.5% convertible unsecured subordinated debentures (“Debentures”) are listed on the TSX under the symbol “PGF.DB”. Tables setting forth the price range and trading volumes for the Trust Units and the Debentures on the TSX and the NYSE for the period commencing on January 1, 2008 and concluding on May 4, 2009 are set forth in the Prospectus under the heading “Prior Sales — Price Range and Trading Volume of the Trust Units and Debentures”. The following tables set forth the price range and trading volumes for the Trust Units and Debentures on the TSX and NYSE for May, June and July of 2009:

	Toronto Stock Exchange				New York Stock Exchange
	Trust Unit Price Range				Trust Unit Price Range
	High	Low	Close	Volume	High	Low	Close	Volume
	(Cdn.$ per Trust Unit)				(U.S.$ per Trust Unit)

2009
May	9.75	7.71	9.50	10,671,708	8.85	6.39	8.76	31,814,565
June	9.81	8.68	9.18	8,358,692	9.00	7.50	7.90	28,810,956
July (1-9)	9.09	7.49	8.25	2,622,088	8.05	6.43	6.99	10,558,783

	Toronto Stock Exchange
	Debenture Price Range
	High	Low	Close	Volume
	(Cdn.$ per Debenture)

2009
May	99.95	94.50	99.55	3,083,150
June	100.00	99.50	100.00	3,468,000
July (1-9)	100.00	99.60	100.00	403,000

The closing prices of the Trust Units on the TSX and NYSE and the closing price of the Debentures on the TSX on July 9, 2009 were $8.25, $6.99 and $100.00, respectively.

DISTRIBUTIONS TO UNITHOLDERS

General

We currently make monthly payments to our Unitholders on the 15th day of each month or the first business day following the 15th day. The record date for any distribution is ten business days prior to the distribution date or such other date as may be determined by the board of directors of the Corporation (the “Board of Directors”). In accordance with stock exchange rules, an ex-distribution date occurs two trading days prior to the record date to permit time for settlement of trades of securities and distributions must be declared a minimum of seven trading days before the record date.

Historical Distributions

On December 18, 2008, our monthly distributions were reduced from $0.225 per Trust Unit to $0.17 per Trust Unit and the Board of Directors approved a reduced capital program of $215 million in response to volatility in the capital markets and substantial declines in commodity prices in late 2008. A further reduction in distributions to $0.10 per Trust Unit per month was announced on February 19, 2009 commencing with the March 16, 2009 distribution. The Board of Director’s stated objective in making the further reduction in distributions was exercising financial prudence in uncertain times. Based upon forward strip pricing at the time of the announcement, we anticipate funding substantially all of our 2009 capital program and distributions from cash flow from operations, leaving flexibility to pursue more acquisition and consolidation opportunities.

Distributions can and may fluctuate in the future. The availability of cash flow for the payment of distributions is derived mainly from producing and selling our oil, natural gas and related products and as such will at all times be dependent upon a number of factors, including commodity prices, production rates, proposed capital expenditures, our level of indebtedness and our ability to access equity and debt capital. The Board of Directors will continue to examine distributions on a monthly basis while considering overall market conditions prior to setting the distribution level each month. The Board of Directors cannot provide assurance that cash flow will be available for distribution to Unitholders in the amounts anticipated or at all. See “Risk Factors” in the Prospectus.

Distributions declared to date in 2009 and for the preceding five fiscal years were as follows:

	2009	2008	2007	2006	2005	2004

First Quarter	$0.30	$0.675	$0.75	$0.75	$0.69	$0.63
Second Quarter	0.30	0.675	0.75	0.75	0.69	0.64
Third Quarter	N/A	0.675	0.70	0.75	0.69	0.67
Fourth Quarter	N/A	0.565	0.675	0.75	0.75	0.69

Total	$0.60	$2.59	$2.875	$3.00	$2.82	$2.63

Since December 31, 2003, all amounts distributed to Unitholders have been treated as a return on capital (taxable income) for Canadian income and withholding tax purposes, except for amounts classified as return of capital as set out in the following table:

	2008		2007		2006		2005		2004

Taxable Income(1)(per Trust Unit)	$2.70		$2.78		$2.40		$2.22		$1.43
(percent of distributions classified as taxable income)	(100%	)	(95%	)	(80%	)	(80%	)	(55%	)
(percent of distributions classified as return of capital)	( --)		(5%	)	(20%	)	(20%	)	(45%	)

Note:

(1)	For Canadian residents, amounts treated as a return of capital generally are not required to be included in a Unitholder’s income but such amounts will reduce the adjusted cost base to the Unitholder of the Trust Units.

At this time, we anticipate that 100% of our 2009 distributions will be a return on capital for Canadian income and withholding tax purposes.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

For a description of certain Canadian federal income tax consequences to an investor who is resident of Canada or who is a non-resident of Canada of acquiring, owning or disposing of any Trust Units offered hereunder, including the extent applicable, whether the distributions relating to the Trust Units will be subject to Canadian non-resident withholding tax, please refer to the heading “Certain Canadian Federal Income Tax Considerations” in the AIF, which is incorporated into the Prospectus by reference.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain United States federal income tax consequences of the ownership and disposition of Trust Units to United States Holders (as defined below). This discussion is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, existing and proposed Treasury regulations, the Canada — United States Tax Convention, 1980 between the United States and Canada (the “Treaty”) and interpretations of the foregoing, all as of the date hereof. All of the foregoing authorities are subject to change (possibly with retroactive effect), and any such change may result in United States federal income tax consequences to a United States Holder that are materially different from those described below. No rulings from the United States Internal Revenue Service (the “IRS”) have been or will be sought with respect to the matters described below, and consequently, the IRS may disagree with the description below, and it may not be upheld upon review in court.

The following discussion does not purport to be a full description of all United States federal income tax considerations that may be relevant to a United States Holder in light of such holder’s particular circumstances and only addresses holders who hold Trust Units as capital assets within the meaning of Section 1221 of the Code. Furthermore, this discussion does not address the United States federal income tax considerations applicable to holders subject to special rules, such as (i) persons that are not United States Holders, (ii) certain financial institutions, real estate investment trusts, regulated investment companies or insurance companies, (iii) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts, (iv) traders in securities that elect to use a mark-to-market method of accounting, (v) dealers in securities or currencies, (vi) persons holding Trust Units in connection with a hedging transaction, “straddle,” conversion transaction or other integrated transaction, (vii) persons that acquired the Trust Units in connection with the exercise of employee stock options or otherwise as compensation for services, (viii) persons that own directly, indirectly or constructively ten percent or more, by voting power, of the outstanding equity interests of the Trust, (ix) persons whose “functional currency” is not the United States dollar, (x) persons subject to the alternative minimum tax, and (xi) United States expatriates. In addition, this discussion does not include any description of any estate and gift tax consequences, or the tax laws of any state, local or other government that may be applicable.

As used herein, the term “United States Holder” means a beneficial owner of a Trust Unit that is (i) an individual citizen or resident of the United States as such residency is determined for United States federal income tax purposes, (ii) a corporation or other entity taxable as a corporation organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation without regard to the source thereof or (iv) a trust if a United States court has primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If a partnership (or an entity taxable as a partnership for United States federal income tax purposes) holds Trust Units, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A United States person that is a partner of a partnership (or an entity treated as a partnership for United States federal income tax purposes) holding Trust Units should consult its own tax advisor.

Classification of the Trust as a Corporation

The Trust has elected under applicable Treasury Regulations to be treated as a corporation for United States federal income tax purposes effective July 1, 2009. Consequently, among other things, United States Holders will not directly be subject to United States federal income tax on their shares of our income but rather will be subject to United States federal income tax on distributions received from us and dispositions of units as described below.

Ownership and Disposition of Trust Units

Distributions

Subject to the discussion below under “PFIC Status,” the gross amount of any distribution of cash or property (other than in liquidation) made to a United States Holder with respect to Trust Units (inclusive of any Canadian withholding tax with respect thereto) generally will be includible in income by a United States Holder as dividend income to the extent such distribution is paid out of the current or accumulated earnings and profits of the Trust as determined under United States federal income tax principles. Dividends will not be eligible for the dividends received deduction generally allowed to a United States corporation on dividends received from a domestic corporation. A distribution in excess of the Trust’s current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of a United

States Holder’s adjusted tax basis in its Trust Units and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of Trust Units). To the extent that such distribution exceeds the United States Holder’s adjusted tax basis, the distribution will be treated as capital gain, which will be treated as long-term capital gain if such United States Holder’s holding period in its Trust Units exceeds one year as of the date of the distribution and otherwise will be short-term capital gain.

Under current law, the amount of distributions treated as taxable dividends received by non-corporate United States Holders will be “qualified dividend income” to such United States Holders, provided certain holding period and other requirements (including a requirement that the Trust is not a passive foreign investment company or “PFIC” in the year of the dividend or the preceding year) are satisfied and the Trust is a eligible for benefits under the Treaty or Trust Units are readily tradable on an established United States securities market. Qualified dividend income received from the Trust before January 1, 2011 will be subject to a maximum rate of United States federal income tax of 15% to a United States Holder that is not a corporation, including an individual.

Foreign Tax Credits.  Any tax withheld by Canadian taxing authorities with respect to distributions on Trust Units may, subject to a number of complex limitations, be claimed as a foreign tax credit against a United States Holder’s United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to Trust Units will be foreign-source income and generally will be “passive category income” or “general category income” for purposes of computing the foreign tax credit allowable to a United States Holder. Further limitations apply to foreign income taxes withheld from amounts treated as qualified dividend income. Because of the complexity of those limitations, each United States Holder should consult its own tax advisor with respect to the amount of foreign taxes that may be claimed as a credit.

Sale, Exchange or Other Taxable Disposition of Trust Units

Subject to the discussion below under “PFIC Status,” for United States federal income tax purposes, a United States Holder will generally recognize gain or loss on the sale, exchange, or other taxable disposition of any of its Trust Units in an amount equal to the difference between (i) the United States dollar value of the amount realized for the Trust Units and (ii) the United States Holder’s adjusted tax basis (determined in United States dollars) in the Trust Units. Such gain or loss recognized by a United States Holder will be a capital gain or loss. Capital gains of non-corporate United States Holders, including individuals, derived with respect to a sale, exchange, or other disposition prior to January 1, 2011 of Trust Units held for more than one year are subject to a maximum federal income tax rate of 15 percent. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a United States Holder will generally be treated as United States source gain or loss for foreign tax credit limitation purposes. If a United States Holder that is not a corporation, including an individual, receives, with respect to any Trust Unit, qualified dividend income from one or more dividends that are extraordinary dividends (generally, any dividend that is more than 10% of such United States Holder’s adjusted basis in the underlying Trust Unit), any loss on the sale or exchange of that Trust Unit will, to the extent of the extraordinary dividends, be treated as long-term capital loss.

PFIC Status

A non-United States entity treated as a corporation for United States federal income tax purposes will be a PFIC for in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries, either (1) at least 75 percent of its gross income is “passive” income (the “income test”) or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “assets test”).

The Trust expects that it will not be a PFIC for 2009 or for any subsequent taxable year. However, PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually.

If the Trust were classified as a PFIC, for any year during which a United States Holder owns Trust Units (regardless of whether the Trust continues to be a PFIC), the United States Holder would be subject to special adverse rules, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends, unless the United States Holder makes an election to be taxed under an alternative regime. In addition, any dividends paid by a PFIC will not be qualifying dividends, and will not be eligible for the reduced rate that currently applies to certain dividends received by United States Holders that are not corporations.

Certain elections may be available to a United States Holder if the Trust were classified as a PFIC. The Trust will provide United States Holders with information concerning the potential availability of such elections if the Trust determines that it is or will become a PFIC.

Other Considerations

The Receipt of Canadian Currency

In the case of a cash-basis United States Holder that receives Canadian currency on the sale, exchange or other taxable disposition of Trust Units, the amount realized will be based on the United States dollar value of the Canadian currency received on the settlement date of the disposition. An accrual-basis United States Holder may elect the same treatment required of a cash-basis taxpayer, provided that such election is applied consistently from year to year. This election may not be changed without the consent of the IRS. If an accrual basis United States Holder does not elect to be treated as a cash-basis taxpayer for this purpose, such United States Holder may have a foreign currency gain or loss for United States federal income tax purposes because of any difference between the United States dollar value of the currency received prevailing on the date of the disposition and the date of payment. Such foreign currency gain or loss would be treated as United States-source ordinary income or loss and would be in addition to any gain or loss recognized by that United States Holder on the disposition. If the Canadian dollars received are not converted into United States dollars on the date of receipt, a United States Holder will have a basis in the Canadian dollars equal to its United States dollar value on the date of receipt. Any United States Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be United States source income or loss for foreign tax credit purposes. If such Canadian currency is converted into United States dollars on the date received by the United States Holder, a cash-basis or electing accrual United States Holder should not recognize any gain or loss on such conversion.

Taxable dividends with respect to Trust Units that are paid in Canadian dollars will be included in the gross income of a United States Holder as translated into United States dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into United States dollars at that time. If the Canadian dollars received are not converted into United States dollars on the date of receipt, a United States Holder will have a basis in the Canadian dollars equal to its United States dollar value on the date of receipt. Any United States Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be United States source income or loss for foreign tax credit purposes.

United States Holders are urged to consult their own tax advisors concerning the United States tax consequences of acquiring, holding and disposing of Canadian dollars.

Information Reporting and Backup Withholding

A United States Holder may be subject to United States information reporting and backup withholding tax on distributions paid on Trust Units or proceeds from the disposition of Trust Units. Information reporting and backup withholding will not apply, however, to a United States Holder that is a corporation or is otherwise exempt from information reporting and backup withholding and, when required, demonstrates this fact. Backup withholding will not apply to a United States Holder that furnishes a correct taxpayer identification number and certifies on a Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A United States Holder that fails to provide the correct taxpayer identification number on Form W-9 or successor form may be subject to penalties imposed by the IRS. Backup withholding, currently at a 28-percent rate, is not an additional tax, and any amount withheld under these rules will be allowed as a refund or credit against a United States Holder’s United States federal income tax liability if the required information is timely furnished to the IRS.

United States Holders should consult their tax advisors regarding the tax consequences to them of the Trust’s election to be treated as a corporation for United States federal income tax purposes and the ownership and disposition of the Trust Units subsequent to the Election, including the effects of United States federal, state and local, non-United States and other tax laws.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to the Trust, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, provided the Trust qualifies as a “mutual fund trust” under the Tax Act, the Trust Units will, at the date of issue, be qualified investments for trusts governed by “registered retirement savings plans”, “registered retirement income funds”, “registered education savings plans”, “tax-free savings accounts” , “registered disability savings plans” and “deferred profit sharing plans” under the Tax Act and the regulations thereunder.

Notwithstanding the foregoing, if the Trust Units being offered pursuant to this Prospectus Supplement and the accompanying Prospectus are “prohibited investments” for the purposes of a “tax-free savings account”, a holder of the “tax-free savings account” will be subject to a penalty tax as set out in the Tax Act. A “prohibited investment” includes an interest in a trust which does not deal at arm’s length with the holder, or an interest in a trust (or a corporation, partnership or trust with which the trust does not deal at arm’s length) in which the holder, either alone or together with persons with whom the holder does not deal at arm’s length, has a significant interest (within the meaning of the Tax Act). Subscribers are advised to consult their own tax advisors in this regard.

LEGAL MATTERS

Certain legal matters relating to Canadian law in connection with the Trust Units offered hereby will be passed upon on our behalf by Bennett Jones LLP, Calgary, Alberta and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, Toronto, Ontario. Certain legal matters relating to United States law in connection with the Trust Units offered hereby will be passed upon on our behalf by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York and on behalf of the Underwriters by Vinson & Elkins L.L.P., New York, New York.

INTEREST OF EXPERTS

As of the date hereof, the partners and associates of Bennett Jones LLP beneficially own, directly or indirectly, less than 1% of the Trust Units outstanding. As of the date hereof, the partners and associates of Blake, Cassels & Graydon LLP beneficially own, directly or indirectly, less than 1% of the Trust Units outstanding. As of the date hereof, the directors and officers of GLJ Petroleum Consultants Ltd., as a group, beneficially own, directly or indirectly, less than 1% of the Trust Units.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are KPMG LLP, Chartered Accountants in Calgary, Alberta. The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in the cities of Montreal, Toronto, Calgary and Vancouver in Canada and Computershare Trust Company, Inc. at its principal offices in the cities of New York, New York and Denver, Colorado in the United States.